Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

NINE MONTHS ENDED SEPTEMBER 30,	2010	2009
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS
Net loss as reported	$(35,774)	$(19,247)
Loss per Class A Share	$(0.64)	$(0.34)

Weighted average number of shares used in calculation (in thousands)	56,134	56,157